Exhibit 99.1

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

November 13, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Banco de Galicia y Buenos Aires S.A.U. – Issuance of Class VII Notes

To whom it may concern,

We are writing to inform you that, as of the date hereof, the Board of Directors of a subsidiary of Grupo Financiero Galicia S.A., Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), has approved the issuance of those certain Class VII Notes of the Bank (the “Notes”), pursuant to the recurrent issuer regime (el regimen de emisor frecuente) in compliance with the rules and procedures established by the Argentine National Securities Commission regulations, for a face value of up to Ps. 2,000,000,000 (Argentine Pesos: two billion), which issuance amount may be increased in tranches as determined pursuant to the relevant governing documents under which the Notes may be issued.

The terms and conditions of the Notes will be set forth in detail in a corresponding Pricing Supplement, which shall be timely filed, as required, with the applicable authorities in accordance with the relevant rules and regulations governing such Notes.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.